September 28, 2018

David Beling
President, CEO, CFO, Secretary, Treasurer, and Director
Bullfrog Gold Corp.
897 Quail Run Drive
Grand Junction, CO 81505

       Re: Bullfrog Gold Corp.
           Form 10-K
           Filed March 28, 2018
           File No. 000-54653

Dear Mr. Beling:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining